Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Scage Future on Amendment No. 1 to Form F-4 of our report dated September 16, 2024, which includes an explanatory paragraph as to Scage Future’s ability to continue as a going concern, with respect to our audit of the consolidated balance sheet of Scage Future as of June 30, 2024, the related statement of operations, changes in shareholder’s deficit and cash flows for the period from July 14, 2023 (inception) through June 30, 2024, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

Beijing, China

September 16, 2024